SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                             (Amendment No. _____)*

                           VECTRA BANKING CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   922398-10-2
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                                 (CUSIP Number)

             DALE M. GIBBONS, ZIONS BANCORPORATION, ONE SOUTH MAIN,
              SUITE 1380, SALT LAKE CITY, UTAH 84111 (801) 524-4787
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 23, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 922398-10-2               13D                      PAGE 2 OF 14 PAGES
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--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     ZIONS BANCORPORATION
     I.R.S. IDENTIFICATION NO. 87-0227400
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------

 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS

     WC.
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     UTAH.
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                           7.  SOLE VOTING POWER
  NUMBER OF                    1,180,462*
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      1,180,462
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     THE REPORTING PERSON HAS ACQUIRED AN OPTION TO PURCHASE UP TO 959,462 SHARES OF VECTRA COMMON STOCK AND CURRENTLY OWNS 221,000 SHARES OF VECTRA COMMON STOCK.
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO.
--------------------------------------------------------------------------------


--------
* Up to 959,462 shares of Common Stock, $.01 par value ("Vectra Common Stock"), of Vectra Banking Corporation, a Colorado corporation ("Vectra" or the "Issuer"), covered by this statement are obtainable by Zions Bancorporation, a Utah corporation ("Zions"), upon exercise of the option described in Item 4 below, if the option were exercisable on the date hereof. Zions expressly disclaims beneficial ownership of any such shares. Prior to the existence of the Option (defined below), Zions was not entitled to any rights of a shareholder in Vectra with respect to such shares. The Option may be exercised only upon the happening of certain events described in Item 4 below, none of which has occurred as of the date hereof, and none of which is in the control of Zions. Dispositive and voting powers are summarized in Items 4 and 5 below. During the 60-day period prior to the date hereof, Zions acquired 221,000 shares of Vectra Common Stock at an average price of $18.95 per share in brokers transactions on the NASDAQ National Stock Market.




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CUSIP NO. 922398-10-2               13D                      PAGE 3 OF 14 PAGES
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ITEM 1.  SECURITY AND ISSUER.

         (a) This Schedule 13D relates to the $.01 par value common stock of Vectra.

         (b) The principal executive offices of the Issuer are located at 1650 South Colorado Boulevard, Suite 320, Denver, Colorado 80209.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The reporting person is Zions Bancorporation.

         (b) The reporting person is incorporated in Utah.

         (c) The reporting person's principal business is that of a holding company for banking subsidiaries.

         (d) The address of the reporting person's principal business and principal office is One South Main, Suite 1380, Salt Lake City, Utah 84111.





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CUSIP NO. 922398-10-2               13D                      PAGE 4 OF 14 PAGES
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         (e) The reporting person has not been convicted in a criminal proceeding during the last five years.

         (f) The reporting person, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         It is presently anticipated that, should any purchase of Vectra Common Stock be made by Zions pursuant to the Option Agreement described below in response to Item 4, or otherwise, the source of any funds used in any such purchase would be the available cash, cash equivalents, available for sale securities and bank financing of Zions.

ITEM 4.  PURPOSE OF TRANSACTION.

         A. THE MERGER AGREEMENT.

         On September 23, 1997, Zions and Vectra entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Vectra agreed to merge with and into Zions (the "Merger"). The Merger is subject to receipt of regulatory and Vectra shareholder approval, as well as other closing conditions, and it is currently estimated that the Merger will be consummated in the last quarter of 1997 or the first quarter of 1998, subject to satisfaction of such closing conditions.

         Under the terms of the Merger, each holder of Vectra Common Stock issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) will receive .685 of a share of Zions Common Stock in exchange for each share of Vectra Common Stock. Each holder of Vectra Convertible Preferred Stock will receive 7.755 shares of Zions Common Stock in exchange for each share of Vectra Convertible Preferred Stock. Upon consummation of the Merger, the certificate of incorporation and by-laws of Zions will be the certificate of incorporation and by-laws of the surviving corporation.




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CUSIP NO. 922398-10-2               13D                      PAGE 5 OF 14 PAGES
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         The Merger is subject to the approval of the Board of Governors of the
         Federal Reserve Board (the "Federal Reserve Board") and Colorado banking authorities, the approval of the shareholders of Vectra, and the satisfaction of various other terms and conditions set forth in the Merger Agreement.

         B. THE OPTION.

         As an inducement and a condition to Zions' entering into the Merger Agreement, on September 23, 1997, Vectra and Zions entered into a Stock Option Agreement (the "Option Agreement"), pursuant to which Vectra granted Zions an option (the "Option") entitling it to purchase up to 959,462 (or such lesser amount as shall constitute 19.9% of the outstanding shares of Vectra Common Stock on the date of exercise) fully paid and nonassessable shares of Vectra Common Stock at a price per share equal to $23.39 per share (the "Option Price"), subject to adjustment in certain circumstances.*

         Subject to applicable law, regulatory restrictions and other certain conditions, Zions may exercise the Option, in whole or in part, at any time following the occurrence of a Purchase Event (as defined below) and prior to an Exercise Termination Event (as defined below).

         As defined in the Option Agreement, "Purchase Event," means the occurrence of either of the following events or transactions:

         1. The acquisition by any Person (the term "Person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securi ties Exchange Act of 1934 (the "Exchange Act"), and the rules and regulations thereunder) other than Zions or any of its subsidiaries (each a "Zions Subsidiary") of beneficial ownership of shares of Vectra



--------

* In the event of any change in the Vectra Common Stock by reason of stock dividends, split-ups, recapitalizations, or the like, the type and number of shares of Vectra Common Stock subject to the Option shall be increased so that, after such issuance and together with shares of Vectra Common Stock previously issued pursuant to the exercise of the Option, the number of shares of Vectra Common Stock subject to the Option equals 19.9% of the number of shares of Vectra Common Stock then issued and outstanding.




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CUSIP NO. 922398-10-2               13D                      PAGE 6 OF 14 PAGES
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              Common Stock, such that, upon the consummation of such
              acquisition, such Person would have beneficial ownership, in the aggregate, of 25% or more of the then outstanding shares of Vectra Common Stock; or

        2. The occurrence of a Preliminary Purchase Event (as defined below) described in paragraph (1) under the definition of "Preliminary Purchase Event" below except that the percentage referred to in clause (z) of such paragraph (1) shall be 25%.

         As defined in the Option Agreement, "Exercise Termination Event" means any one of the following events:

         1.   The time immediately prior to the Effective Time;

         2.   Twelve months after the first occurrence of a Purchase Event;

         3. Eighteen months after the termination of the Merger Agreement following the occurrence of a Preliminary Purchase Event;

         4. The termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by Zions pursuant to Section 8.01(b)(i) or (ii) thereof (breach of Merger Agreement by either party entitles other party to terminate Merger Agreement) or by Zions and Vectra pursuant to
              Section 8.01(a) thereof (mutual agreement to terminate the Merger Agreement) if Zions shall at that time have been entitled to terminate the Merger Agreement pursuant to Section 8.01(b)(i) or
              (ii) thereof (provided that the breach of Vectra giving rise to such termination or such right to terminate was willful));

        5. Eighteen months after the termination of the Merger Agreement by Zions pursuant to Section 8.01(b)(i) or (ii) thereof or by Zions and Vectra pursuant to Section 8.01(a) thereof if Zions shall at that time have been entitled to terminate the Merger Agreement pursuant to Section 8.01(b)(i) or (ii) thereof (provided that the breach of Vectra giving rise to such termination or such right to terminate was willful).




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CUSIP NO. 922398-10-2               13D                      PAGE 7 OF 14 PAGES
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         As defined in the Option Agreement, "Preliminary Purchase Event" means any one of the following events:

         1. Vectra or any of its subsidiaries (each a "Vectra Subsidiary") shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any Person other than Zions or any Zions Subsidiary or the Board of Directors of Vectra shall have recommended that the shareholders of Vectra approve or accept any Acquisition Transaction with any Person other than Zions or any Zions Subsidiary. For purposes of the Option Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Vectra or any Vectra Subsidiary, (y) a purchase, lease or other acquisition of all or substantially all of the assets of or assumption of all or substantially all the deposits of Vectra or any Vectra Subsidiary or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Vectra or any Vectra Subsidiary, provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only Vectra and/or Vectra Subsidiaries;

        2. Any Person (other than Zions or any Zions Subsidiary or any Vectra Subsidiary acting in a fiduciary capacity in the ordinary course of business) shall have acquired Beneficial Ownership or the right to acquire Beneficial Ownership, of shares of Vectra Common Stock (the term "Beneficial Ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder) such that, upon the consummation of such acquisition, such Person would have Beneficial Ownership, in the aggregate, of 10% or more of the then outstanding shares of Vectra Common Stock;

        3. Any Person other than Zions or any Zions Subsidiary shall have made a bona fide proposal to Vectra or its shareholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition




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CUSIP NO. 922398-10-2               13D                      PAGE 8 OF 14 PAGES
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              Transaction (including, without limitation, any situation in which any Person other than Zions or any Zions Subsidiary shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Vectra Common Stock such that, upon consummation of such offer, such Person would own or control 10% or more of the then outstanding shares of Vectra Common Stock (such an offer being referred to in the Option Agreement as a "Tender Offer" or an "Exchange Offer," respectively));

        4. After a proposal is made by a third party to Vectra or its shareholders to engage in an Acquisition Transaction, or such third party states its intention to make such a proposal if the Merger Agreement terminates and/or the Option expires, Vectra shall have breached any covenant or obligation contained in the Merger Agreement and such breach would entitle Zions to terminate the Merger Agreement (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger) pursuant to the terms of the Merger Agreement;

        5. The holders of Vectra Common Stock shall not have approved the Merger Agreement by the requisite vote at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, or such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement, in each case after it shall have been publicly announced that any Person (other than Zions or any Zions Subsidiary) shall have (A) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (C) filed an application (or given a notice) with, whether in draft or final form, the Federal Reserve Board or any other governmental authority or regulatory or administrative agency or commission (each, a "Governmental Authority"), for approval to engage in an Acquisition Transaction;




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CUSIP NO. 922398-10-2               13D                      PAGE 9 OF 14 PAGES
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        6.    Any Person (other than Zions or any Zions Subsidiary), other than in connection with a transaction to which Zions has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board or other Governmental Authority for approval to engage in an Acquisition Transaction; or

        7. Vectra's Board of Directors shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Zions its recommendation that the stockholders of Vectra approve the transactions contemplated by the Merger Agreement, or Vectra or any Vectra Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Zions or a Zions Subsidiary.

         As provided in the Option Agreement, in the event that Zions is entitled to and wishes to exercise the Option, it must send to Vectra a written notice (the date of which is referred to in the Option Agreement as the "Notice Date") specifying (1) the total number of shares of Vectra Common Stock which Zions intends to purchase pursuant to such exercise, (2) the aggregate purchase price as provided in the Option Agreement, and (3) a period of time (not less than three business days, nor more than 30 business days) running from the Notice Date and a place at which the closing of such purchase shall take place; provided, however, that if prior notification to or approval of the Federal Reserve Board or any other Governmental Authority is required in connection with such purchase, Zions will promptly file and expeditiously process the required notice or application for approval.

         Under the Bank Holding Company Act of 1956 (the "BHC Act"), Zions may not directly or indirectly acquire more than 5% of the outstanding shares of any class of voting securities of Vectra without application to and prior approval from the Federal Reserve Board.

         If Vectra enters into certain agreements relating to the consolidation or merger of Vectra or the sale of substantially all of its assets or deposits, Vectra is required to make proper provision so that the Option will, upon




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CUSIP NO. 922398-10-2               13D                      PAGE 10 OF 14 PAGES
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         consummation of such transaction, be converted into, or exchanged for, an option (the "Substitute Option"), at Zions' election, in the Acquiring Corporation (as defined therein) or in any Person that controls the Acquiring Corporation. The Substitute Option generally will have the same terms and conditions as the Option; provided, however, that to the extent terms and conditions of the Substitute Option cannot legally be identical to those of the Option, they will in no event be less advantageous to Zions.

         In certain circumstances related to the exercise of the Option, the time period specified in the Option Agreement will be extended (1) to the extent necessary to obtain all regulatory approvals and for the expiration of all statutory waiting periods and (2) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise; provided, however, that in no event shall any closing date occur more than six months after the related Notice Date.

         The Option may be assigned by Zions in certain circumstances, subject to the terms and conditions described in the Option Agreement.

         In addition, any shares of Vectra Common Stock purchased upon the exercise of the Option may be resold by Zions pursuant to registration rights under the Option Agreement.

         Upon the occurrence of a Purchase Event that occurs prior to an Exercise Termination Event, (i) at the request of Zions, Vectra has agreed to repurchase the Option from Vectra at a price (the "Option Repurchase Price") equal to (x) the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of any shares that have been issued upon exercise of the Option (the "Option Shares"), Vectra has agreed to repurchase such number of the Option Shares from the owner thereof as the owner shall designate at a price (the "Option Share Repurchase Price") equal to (x) the market/offer price multi-plied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the price per share of Vectra Common Stock at which a tender offer or exchange offer therefor has been made after the date hereof and on or prior to the date of request for repurchase, (ii) the price per share of Vectra




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CUSIP NO. 922398-10-2               13D                      PAGE 11 OF 14 PAGES
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         Common Stock paid or to be paid by any third party pursuant to an agreement with Vectra, (iii) the highest closing price for shares of Vectra Common Stock within the 90-day period ending on the date of the request for repurchase as reported on NASDAQ or (iv) in the event of a sale of all or substantially all of Vectra's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Vectra as determined by a nationally-recognized independent investment banking firm mutually selected by Zions or the owner of the Options Shares, as the case may be, on the one hand, and Vectra, on the other hand, divided by the number of shares of Vectra Common Stock of Zions outstanding at the time of such sale.

         Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

    C.   PURCHASES OF VECTRA COMMON STOCK.

         During the 60-day period prior to the date hereof, Zions acquired 221,000 shares of Vectra Common Stock at an average price of $18.95 per share in brokers transactions on the NASDAQ National Stock Market. Subject to market conditions and developments with respect to the Merger, Zions may purchase additional shares of Vectra Common Stock in the open market or in privately negotiated transactions, to the extent permitted by the BHC Act and federal securities laws.

         Other than as described above or in item 5 below, Zions does not have any plans or proposals which relate to or would result in any of the matters listed in item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Option. As a result of entry into the Option Agreement and the granting of the Option thereunder, pursuant to Rule 13d-3(d)(i) under the Exchange Act, Zions is deemed to own beneficially 959,462 shares of Vectra Common Stock (or such lesser amount as shall constitute 19.9% of the outstanding shares of Vectra Common Stock on the date of exercise), constituting approximately 19.9% of the shares of Vectra




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CUSIP NO. 922398-10-2               13D                      PAGE 12 OF 14 PAGES
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              Common Stock issued and outstanding as of September 23, 1997.
              Zions expressly disclaims any beneficial ownership of the 959,462 shares of Vectra Common Stock which are obtainable by Zions upon exercise of the Option because the Option is exercisable only in the circumstances set forth in the Option Agreement, which is described in Item 4 hereof, none of which has occurred as of the date hereof and only then with regulatory approval (if, as a consequence, Zions would own more than 5% of the outstanding shares of Vectra Common Stock).

              Brokers Purchases. In addition, Zions owns 221,000 shares of Vectra Common Stock with full voting and dispositive powers.

        (b) If Zions were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of, the shares of Vectra Common Stock covered thereby.

        (c)   Not applicable.

        (d)   Not applicable.

        (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.

        Except for the Option Agreement and the Merger Agreement described in
        Item 4 above and except as set forth in the immediately following paragraph, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any person with respect to any securities of the Issuer.

        In connection with the execution of the Merger Agreement and as an inducement and a condition of Zions' entering into the Merger Agreement, the directors and the chief financial officer of Vectra have entered into shareholder agreements pursuant to which such individuals, in their capacity as shareholders of Vectra, have agreed to vote or cause to be voted, or execute a written consent with respect to, the shares of Vectra Common Stock held by such individuals in favor of adoption and approval of the Merger Agreement and




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CUSIP NO. 922398-10-2               13D                      PAGE 13 OF 14 PAGES
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         the Merger and all transactions relating thereto at every meeting of the shareholders of Vectra at which such matters are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto. A copy of the form of shareholders agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibit.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this Schedule 13D:

         (1) Agreement and Plan of Merger, dated as of September 23, 1997, by and between Zions Bancorporation and Vectra Banking Corporation (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by Vectra Banking Corporation on September 29,
              1997).

         (2) Stock Option Agreement, dated as of September 23, 1997, by and between Zions Bancorporation and Vectra Banking Corporation (incorporated by reference to Exhibit 99(a) to the Current Report on Form 8-K filed by Vectra Banking Corporation on September 29,
              1997).

         (3)  Form of Shareholder Agreement.


                                   SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 1997             ZIONS BANCORPORATION


                                    By:/s/ Dale M. Gibbons
                                       --------------------------
                                       Name: Dale M. Gibbons
                                       Title: Chief Financial
                                              Officer







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CUSIP NO. 922398-10-2               13D                      PAGE 14 OF 14 PAGES
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                                  EXHIBIT INDEX


Exhibit No.         Exhibit Description and Method of Filing
-----------         ----------------------------------------

   2. Agreement and Plan of Merger, dated as of September 23, 1997, by and between Zions Bancorporation and Vectra Banking Corporation (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by Vectra Banking Corporation on September 29, 1997).

   99.a Stock Option Agreement, dated as of September 23, 1997, by and between Zions Bancorporation and Vectra Banking Corporation (incorporated by reference to Exhibit 99(a) to the Current Report on Form 8-K filed by Vectra Banking Corporation on September 29, 1997).

   99.b             Form of Shareholder Agreement (filed herewith).